MESSINA MINERALS INC. – "MMI"


03022830

2300 – 1066 West Hastings Street
Vancouver, BC, V6E 3X2
Telephone: (604) 688-1508
Facsimile: (604) 893-7071


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

NEWS RELEASE **JUNE 2, 2003**

Messina Minerals Inc. (the "Company") is pleased to announce that effective May 30, 2003, Peter Tallman has been appointed the Vice-President of Explorations and a Director of the Company. Mr. Tallman is a professional geologies and brings with him to the Company 22 years of mineral exploration experience.

Additionally, the Company announces that on May 30, 2003, it granted Incentive Stock Options on 250,000 shares of the Company's capital stock, exercisable up to May 29, 2006 a price of $0.30 per share.

The Options granted may not be exercised until TSX Venture Exchange approval has been obtained.

BY ORDER OF THE BOARD

"Robert Eadie"

Robert Eadie, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.